Contact

www.linkedin.com/in/chris-maxwell-bxfx (LinkedIn)

Certifications

Master Trainer

Chris Maxwell

Knowing who is in the battle-space by removing anonymity.

Raleigh-Durham-Chapel Hill Area

Experience

Booz Allen Hamilton

12 years 4 months

Requirements Analyst

November 2022 - Present (8 months)

Supporting the Defense Forensics and Biometrics Agency to solve complex problems with capability development, equipment acquisition, and global combatant command requirements.

Global Project Manager and Policy SME for Biometrics, Forensics, and Exploitation

October 2016 - Present (6 years 9 months)

Managing the Biometrics, Forensics, and Exploitation program across multiple US Army Components. Senior Biometrics, Forensics, and Exploitation advisor to Forces Command G3/5/7 Engineer section CIED branch. Collaborate with all Service Branches, agencies, organizations, Product Managers, PEO's to maintain currency of stakeholder input to joint efforts. Support technical writers, provide input to doctrinal publications, and participate in Counsel of Colonels, Army Requirements Oversight Counsels, and General Officer steering Committee's. Provide direct support to GRF and AERF analysis as well as fielding support. Manage Community of Practice (CoP) in the development of training materials, modules and Training Support Packages (TSPs), deliverables, and outreach to Community of Interest (CoI). Incorporate the use of instructional system design teams to enhance quality and training strategies.

Manage a programs training development Task, develop standards, vision, guidance, direction, and motivation for Communities of Practice and components to develop high quality products with collaboration at the highest importance. Monitor development activities for quality and represent the task during PMO and Task Order activities for fullest and highest quality capture. Contribute toward Award Fee documentation, manage quals, and contribute toward request for proposals on firm-wide responses. Participate in the firms employee communications advisory board to advise executive leadership on

communications and messaging techniques easily adopted by the firm and accepted by staff.

Senior Program Analyst (Aerial ISR and PED Strategic Analyst)
September 2019 - October 2020 (1 year 2 months)

Developing Concept of Operations, Concepts of Employment, Force Modernization, Reach capability Operating Procedures, Site Certifications, Annexes, Orders, and Whitepapers. Manage Client expectations with a focus on client satisfaction and quality. Task Lead for proposal team and career manager ang job leader for the FORSCOM team.

Software Integrator
March 2013 - October 2016 (3 years 8 months)

• Primary Virtual Trainer/Integrator for the National Guard Bureau (NGB) Asymmetric Threat Training Support (ATTS) Team program at Camp Edwards, MA.
• Primary role includes network architecture, management, system and software updates and upgrades, Scripting in C++ Encryption key management, scenario development, and training execution.
• Responsible for senior management consulting, marketing and advertisement, demonstrating, training, and integration of virtual systems to support holistic training for the National Guard Bureau.
• Developed an Efficiency Plan to improve business processes and policies for Camp Edwards, MA Training Site. Briefed key stakeholders resulting in 100% buyin of recommendations including using BAH as the conduit for Change Management Implementation.
• Manage several employees within the North East (NE) Region throughout the seven northeast states.
• Deliverables Manager for NE Region; includes review and processing of technical documents, whitepapers, information papers, and various products delivered to clients. Also includes supporting documentation, status tracking, meeting quota, delivery procedures, Project Management, and knowledge management.
• Developed and Managed a Virtual Training Program within the Games-for-Training Market for units to complete Army Warrior Task training in accordance with Army Regulations and proponent guidance.

Intelligence Instructor
March 2011 - March 2013 (2 years 1 month)

• Primary Intelligence Trainer for the Forces Command (FORSCOM) Counter Improvised Explosives Device (IED) Integration Cell (CI2C) Home

Station Training (HST) program at Fort Polk, LA. Responsible for curriculum development, Senior Management Consulting, Marketing, and execution of training.

• Provide Asymmetric Threat subject matter expertise (SME) and Simulations Training Support to FORSCOM units by advising commanders from company to division level, as well as installation and FORSCOM staff.

• Developed a sophisticated training plan for primary client to achieve FORSCOM Commanders Pre- Deployment Training Guidance within their Army Force Generation (ARFORGEN) cycle.

• Authored deliverables such as the 4/10 Mountain Initial Training Brief and COIST Switchboard and coauthored deliverables such as the Human Collection Cell, COIST Newsletters, and Desk Side Briefs.

• Active member of a Community of Practice, a team designed to manage, design, and develop the program

• Deliverables Manager for a team of 14 full time staff members; managing requirements, quality and deadlines.

L3 Technologies - MPRI
Intelligence Trainer
December 2009 - March 2011 (1 year 4 months)

• Program development and management for the Joint Readiness Training Center COIST Program.

• Managed eleven contractual enablers providing support to the COIST Program.

• Marketing and selling a newly founded program to clients and customers.

• Curriculum Development for Classroom Training and Field Exercises.

• Integrate information flow among all systems as well as information flow across a multi-echelon environment.

• Managed a Web Portal providing Soldiers 24/7 access to information and classes as well as served as the subject matter expert for Requests for Information (RFI's) from Homestation and Deployed Soldiers.

• Force modernization of Army intelligence assets.

SAIC
Open Source Analyst
July 2009 - December 2009 (6 months)

• Served as an Open Source Analyst for the INSCOM IOC, providing intelligence support to deployed clients.

• Responsible for developing intelligence products to units within the CENTCOM area of responsibility.

• Request for Information (RFI) management; a duty of an experience support advisor.
• Responsible for Quality Assurance/Quality Control (QA/QC) and meeting deadlines to clients.

US Army
Intelligence Analyst
March 2006 - June 2009 (3 years 4 months)

• Current Operations Intelligence Analyst/Manager for Brigade size element during OEF VII and VIII
• Responsible for Personnel, Information, Physical, and Operation Security for a Battalion.
• Responsible for managing a team of five personnel. Also responsible for managing a platoon of 34 personnel.
• Conducted in-depth analysis for two theatres of operation; Iraq and Afghanistan.
• Conducted analysis of Brigade area of operations in order to brief and debrief patrols and missions.

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Education

University of Maryland Global Campus
Master's degree, Cyber/Computer Forensics and Counterterrorism · (2011 - 2013)

Ellis University
Bachelor of Arts - BA, Business Administration and Management, General · (2009 - 2011)

YTI Career Institute
Associate of Arts - AA, Industrial Electronics Technology/ Technician · (2000 - 2002)

Spring Grove Area High School
 · (1999)